Mail Stop 4561

December 30, 2008

Mr. John E. Farr
President and Chief Executive Officer
Pervasive Software Inc.
12365 Riata Trace Parkway, Bldg. B
Austin, TX 78727

> **Re:** **Pervasive Software Inc.**
> **Form 10-K For Fiscal Year Ended June 30, 2008**
> **Forms 8-K Filed on July 22, 2008, October 2, 2008 and**
> **October 21, 2008**
> **Definitive Proxy Statement on Schedule 14A Filed October 8, 2008**
> **File No.000-23043**

Dear Mr. Farr:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For Fiscal Year Ended June 30, 2008

Business

Sales and Marketing, page 8

1.   Provide the information required by Item 101(c)(1)(vii) of Regulation S-K in regard to your dependence upon a few, or a single, customer, or provide a cross reference to where you do discuss it. We note the disclosure in the risk factor

entitled "A Small Number of Distributors and Sales Related to Accounting Software Applications Account for a Significant Percentage of our Revenues," on page 17 that sales to AG-TECH accounted for approximately 13% of your revenues in 2008. Discuss the material provisions of your agreement with AG-TECH. File the agreement as an exhibit, or provide an analysis as to why the agreement does not need to be filed under Item 601(b)(10) of Regulation S-K.

Proprietary Rights, page 12

2.   We note the disclosure in the risk factor entitled "We Depend on Third-Party Technology in our Products," on page 18 that you rely upon certain licenses from third parties. Discuss the importance, duration and effect of any material patents, trademarks, licenses, franchises and concession held. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

3.   We note that your disclosure is duplicative of information found in the Business section. Please supplement your overview to provide a balanced, executive level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This discussion should include insight into not only material opportunities, but also material challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350 (Dec. 29, 2003).

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 30

4.   Tell us whether you believe the significant drop in your stock price and market capitalization represents a triggering event. Discuss the reasons why you believe your stock price and market capitalization have declined. Describe your policy for evaluating the duration and severity of the decline in your stock price. In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please consider disclosing the following:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination

- The valuation methodology used to assess an impairment of goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how you determine fair value and why management selected this method as being the most meaningful for the company in preparing the goodwill impairment analysis.

- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

- How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Results of Operations

Revenues, page 32

5. In the narrative that follows the table, expand your discussion to state the reasons for the increase in revenues from your "services and others" line item year-over-year. In addition discuss the reasons for the revenue trends related to sales of your integrated products. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Summary Disclosures About Contractual Obligations, page 36

6. Revise your disclosure of contractual obligations so that it provides the information required by Item 303(a)(5) of Regulation S-K, presented in the format set forth in that Item. Specify whether the dollar amounts that you present are in thousands.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 38

7. We note your disclosure that your chief executive officer and chief financial officer, "concluded that, as of June 30, 2008, the disclosure controls and procedures were effective to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commissions rules and forms." Please tell us whether the assessment and conclusion was based on the full definition contained in Rule 13a-15(e). That is,

tell us, and confirm that you will disclose in future filings, whether your officers also assessed the effectiveness of your disclosure controls and procedures in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is also accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Directors, Executive Officers and Corporate Governance

Executive Officers of the Company, page 40

8.   Ensure that you have described the business experience of all executive officers during the past five years. We note that there is a gap in the biography of Mr. Padgett from the time he left Supportkids, Inc. until he joined the company. Refer to item 401(e)(1) of Regulation S-K.

Forms 8-K Filed on July 22, 2008, October 2, 2008 and October 21, 2008

9.   We note your presentation of cash and marketable securities per issued and outstanding share. Tell us how you determined that this amount does not represent a non-GAAP measure requiring disclosures pursuant to Item 10(e)(1)(i) of Regulation S-K. Further, tell us how you determined that the presentation of this per-share amount is acceptable as this measure does not appear to depict an amount that accrues directly to shareholders' benefit. See Question 11 of *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.*

10.   We note that a portion of the forward-looking information provided as guidance is in the form of non-GAAP measures. Tell us how you determined that no Item 10(e)(1)(i) of Regulation S-K disclosures are required for these amounts.

11.   In your Form 8-K filed on October 2, 2008 you include non-GAAP financial measures but do not include any of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. While we note that you have referred readers to your July 22, 2008 filing, you are advised that when you elect to present non-GAAP measures they must be accompanied, in that same document, by the disclosures required by Item 10(e)(1)(i) Confirm that you will comply in future filings.

Definitive Proxy Statement filed October 8, 2008

Compensation Committee Interlocks and Insider Participation, page 10

12.   Please confirm, if true, that no executive officer of the company, rather than no member of your Compensation Committee, served as a member of the board of

directors or compensation committee of any entity that has one or more executive officers serving as a member of your board of directors or compensation committee. See Item 407(e)(4)(iii) of Regulation S-K. Please also confirm that in future filings you will state any such response in accordance with Item 407(e)(4)(iii).

Executive and Director Compensation

Components of Compensation

Performance Evaluation, page 12

13.   You indicate that you evaluate each named executive officer based on the achievement of Company, departmental and individual goals and objectives, but you do not disclose any goals or objectives other than operating income in connection with annual cash bonuses. You should disclose the Company, departmental and individual goals and objectives established for each element of compensation, and you should also disclose any specific quantitative target levels associated with those goals, or tell us in your response letter your basis for excluding any target levels. If you disclose the target levels, discuss whether, for each NEO, he met those targets, including a discussion of by what margin or amount the targets were, or were not, met. If you do not disclose the targets, discuss how difficult it will be for the executive, or how likely it will be for you, to achieve the undisclosed target level. Refer to Items 402(b)(1)(v), 402(b)(2)(v) and (vii), and Instruction 4 to Item 402(b) of Regulation S-K.

Determining Market Levels and Specific Comparisons, page 13

14.   We note that, for various reasons, you determined that overall compensation should be substantially similar to previous years. In future filings, as applicable, identify the reasons for this determination. In addition, in future filings, if you do rely on peer group data, ensure that you comply with Item 402(b)(2)(xiv) of Regulation S-K, including identifying the component companies.

Base Salary, page 13

15.   You state that each NEO's base pay is set on the basis of general market levels and positioned relative to his total compensation package. In future filings, for each NEO explain how his salary compares to the market and his salary's relative position to the rest of his compensation package. Further, in your response letter, please advise how and why the compensation committee determined to give each of Mr. Jonkers and Mr. Padgett raises of close to 10% for 2008 and confirm that you will provide similar disclosure in future filings.

Annual Cash Bonuses, page 13

16.   We note that the NEOs received cash bonuses for fiscal 2008 based, in part, on an assessment of individual performance. In future filings provide meaningful descriptive information regarding the individual accomplishments that resulted in awards of bonuses or other forms of compensation. Describe the nature of these contributions in a specific but concise manner that will enable shareholders to better understand the nature of the NEO's accomplishments and how they benefited the company.

17.   We note that the Compensation Committee has the discretion to reduce or augment bonuses, or to adjust plan goals if appropriate. In future filings, please clarify the circumstances that would result in the use of the discretion to reduce or augment bonuses and state whether such discretion has been exercised. In addition, discuss your policies regarding the adjustment of plan goals and the circumstances under which you would exercise this discretion. Refer to Item 402(b)(2)(viii) of Regulation S-K.

18.   We note your statement that the bonus pool availability is based on meeting or exceeding plan goals. In future filings, state how much of the pool is payable upon meeting targets and how much is payable upon exceeding targets, and by how much the target must be exceeded.

19.   We note that you fund the bonus pool quarterly. Clarify whether bonuses are also paid quarterly.

Long-Term Incentive Compensation, page 14

20.   We note that no long-term incentive awards were made in fiscal 2008. In future filings, affirmatively state whether each NEO received an award for the fiscal year and provide an analysis as to why.

2008 Summary Compensation Table, page 16

21.   In future filings, for any stock awards, disclose the assumptions used in the valuation. Refer to Instructions to Item 402(c)(2)(v) and (vi) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Donna Levy, Staff Attorney, at (202) 551-3292 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief